EXHIBIT 99.1

Osisko Announces Closing of Secondary Offering of Common Shares by Orion

MONTREAL, July 11, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX & NYSE: OR) announces that Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, has closed the previously announced secondary offering (the "Secondary Offering") by a syndicate of underwriters led by CIBC Capital Markets and BMO Capital Markets (the "Underwriters"), pursuant to which the Underwriters have purchased, on a bought deal basis, an aggregate of 7,850,000 common shares of Osisko ("Common Shares") held by Orion.

Additionally, Orion has granted the Underwriters an over-allotment option, exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,177,500 Common Shares.

Upon closing of the Secondary Offering, and following the closing of the first tranche of the previously announced share repurchase transaction, Orion's ownership of Osisko's issued and outstanding Common Shares has now been reduced from 19.5% to 10.2%.

Furthermore, Osisko expects to close within the next week the second tranche of the share repurchase transaction, for a total cancellation of 5,066,218 Common Shares, representing Common Shares to be acquired with the proceeds of the Victoria Gold Corp. disposition, subject to customary closing conditions, including receipt of an Advanced Ruling Certificate (ARC) under the Competition Act (Canada). Following closing of the second tranche of the share repurchase transaction, Orion's ownership of Osisko's issued and outstanding Common Shares will further be reduced to 7.0%.

Orion has agreed with the Underwriters that its remaining Common Shares will be subject to a 180 day lock-up period, subject to customary exceptions.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Information

Certain statements made in this press release may constitute forward-looking information or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur, including the anticipated completion of the second tranche of the Share Repurchase, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements.

The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Osisko cautions that the list of risk factors and uncertainties described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such information. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko:
Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com